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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



12061333

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2011** and ending **December 31, 2011**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

SEC
Mail Processing
Section

MAY 02 2012

Washington DC
405

NAME OF BROKER-DEALER:
River Branch Capital LLC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
300 N. LaSalle Street, Suite 200
(No. and Street)

Chicago	Illinois	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Michael Wilson (312) 244 0900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 N. Michigan Avenue
(No. and Street)

Chicago	Illinois	60601-5927
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Michael J. Wilson**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **River Branch Capital LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

CFO

Title

Notary Public


AILEEN VALENZUELA
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
January 27, 2015

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

RIVER BRANCH CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS	
ASSETS	
Cash and cash equivalents	$ 441,324
Accounts receivable	112,620
Due from sole member	50,000
Prepaid expenses	7,500
Interest receivable	7
TOTAL ASSETS	$ 611,451
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Unearned client retainers	$ 133,435
MEMBER'S EQUITY	478,016
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 611,451

See notes to financial statements.